                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )*
                                           ------


                                GREY WOLF, INC.
                                ----------------
                                (NAME OF ISSUER)



                                  Common Stock
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)


                                   232909-10-1
                                  -------------
                                 (CUSIP NUMBER)



 Steven D. Davidson, Esq., 750 N. St. Paul, Suite 2000, Dallas, TX 75201-3286
                            Telephone: 214-922-9221
 ----------------------------------------------------------------------------
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                                November 4, 1997
            -------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   232909-10-1
           ------------------


 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ROY T. OLIVER, JR.


 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                     (A)   [ ]

                                                                                                                           (B)   [ ]

 3.  SEC USE ONLY




 4.  SOURCE OF FUNDS*

     OO (SEE ITEM 3)


 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                                     [ ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA


             NUMBER OF                 7.  SOLE VOTING POWER

              SHARES                       11,440,614

           BENEFICIALLY                8.  SHARED VOTING POWER

             OWNED BY

               EACH                    9.  SOLE DISPOSITIVE POWER

             REPORTING                     11,440,614

            PERSON WITH               10.  SHARED DISPOSITIVE POWER




11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,440,614


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                      [ ]




13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0

14.  TYPE OF REPORTING PERSON*

     IN


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                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



INTRODUCTION

     The reporting person named in Item 2 below was formerly a member of a group which jointly filed a Schedule 13D on September 9, 1996, as amended by an Amendment No. 1 to Schedule 13D filed on March 4, 1997, and as further amended by an Amendment No. 2 to Schedule 13D filed on October 31, 1997 (collectively, the "Group Filings"). The reporting person is filing this Schedule 13D to reflect his individual holdings after dissolution of the group (as disclosed in Amendment No. 2 of the Group Filings).


ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, $0.10 par value per share (the "Common Stock"), of Grey Wolf, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 10370 Richmond Avenue, Suite 600, Houston, Texas 77042.


ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule 13D is filed on behalf of Roy T. Oliver, Jr., a natural person whose business address is 6601 S.W. 29th Street, Oklahoma City, Oklahoma 73179. The present principal occupation or employment of Mr. Oliver is as the Chairman, President and Chief Executive Officer of U.S. Rig & Equipment, Inc., a worldwide supplier of drilling equipment whose business address is 6601 S.W. 29th Street, Oklahoma City, Oklahoma 73179. Mr. Oliver is a citizen of the United States of America.

     Mr. Oliver has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Oliver has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The method of acquisition of shares of the Common Stock by Mr. Oliver (including the source and amount of the consideration used in acquiring such shares, a description of the transaction and the names of the parties thereto) is as set forth in Item 3 of the Group Filings.



Schedule 13D of Roy T. Oliver, Jr.                                        Page 3
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ITEM 4.  PURPOSE OF TRANSACTION

     As described in the Group Filings, Mr. Oliver acquired shares of the Common Stock for investment purposes and with a view towards influencing management of the Company.

     Mr. Oliver has no present plans or proposals to acquire or dispose of additional securities of the Company. However, Mr. Oliver may acquire or dispose of shares of the Common Stock in the future in either open market or private transactions subject to his ongoing evaluation of the Company's prospects and financial condition, the market for the Common Stock, prospects for his primary business and other opportunities available to him, general economic conditions, money and stock market conditions and other future developments.

     Mr. Oliver has no other present plans or proposals which relate to or would result in any of the actions or events specified in clauses (a) through
(j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Mr. Oliver may be deemed to beneficially own 11,440,614 shares of the Common Stock, representing 7.0% of the outstanding Common Stock. Such amount includes 75,000 shares of the Common Stock which may be acquired by Mr. Oliver pursuant to stock options exercisable within 60 days of the date hereof, but does not include shares of the Common Stock which may be acquired by Mr. Oliver pursuant to warrants the exercise of which are contingent upon the occurrence of future events not within the control of Mr. Oliver. In addition, Mr. Oliver disclaims beneficial ownership of the following shares of the Common Stock included in such amount: (i) 2,027,002 shares owned of record by U.S. Rig & Equipment, Inc. ("USRE"), an Oklahoma corporation owned and controlled by Mr. Oliver, and (ii) 27,876 shares held as custodian for his minor children. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     Mr. Oliver (a) has the sole power to vote (and to direct the vote of) and the sole power to dispose of (and to direct the disposition of) the 9,310,736 shares of the Common Stock held in his name, and (b) may be deemed to have the sole power to vote (and to direct the vote of) and the sole power to dispose of (and to direct the disposition of) the 2,027,002 shares of the Common Stock held of record by USRE and the 27,876 shares held as custodian for his minor children.

     In connection with a public offering of the Common Stock by the Company, on November 3, 1997, Mr. Oliver sold 2,780,000 shares of the Common Stock and USRE sold 633,000 shares of the Common Stock at a price of $8.00 per share. Such transaction was effected pursuant to the Underwriting Agreement contained in Registration Statement No. 333-36593 on Form S-3 filed by the Company and declared effective by the Securities and Exchange Commission.





Schedule 13D of Roy T. Oliver, Jr.                                        Page 4
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

     In connection with the public offering of Common Stock of the Company referenced in Item 5 above, Mr. Oliver and USRE executed a Lock-Up Agreement dated October 14, 1997, pursuant to which they agreed not to sell any shares of the Common Stock for a period of 120 days following commencement of the public offering. Except as described in the Group Filings, Mr. Oliver is not a party to any other contracts, arrangements, understandings or relationships with respect to the securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The exhibits filed with the Group Filings are incorporated herein by reference. The following exhibit is attached hereto:

     (1) Form of Lock-Up Agreement dated October 14, 1997, executed by Roy T. Oliver, Jr., and U.S. Rig & Equipment, Inc.

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 22, 1997



                                    /s/ ROY T. OLIVER, JR.
                                    ------------------------------
                                    Roy T. Oliver, Jr.


Schedule 13D of Roy T. Oliver, Jr.                                        Page 5
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                              INDEX TO EXHIBITS


EXHIBIT
NUMBER                           DESCRIPTION
------                           -----------
(1)      Form of Lock-Up Agreement dated October 14, 1997, executed by Roy T.
         Oliver, Jr., and U.S. Rig & Equipment, Inc.

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